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                            August 10, 2023

       Jeffrey Lavers
       President
       3M Health Care Company
       3M Center
       St. Paul , Minnesota 55144

                                                        Re: 3M Health Care
Company
                                                            Amendment No. 3 to
                                                            Draft Registration
Statement on Form 10-12G
                                                            Submitted July 28,
2023
                                                            CIK No. 0001964738

       Dear Jeffrey Lavers:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form 10

       Exhibit 99.1
       Information Statement Summary
       Our Company, page 11

   1. We note your response to comment 2 and the revised disclosure, and reissue the comment in part. Please remove
the general disclaimer inserted on page ii, and revise the summary to address which of
your products named in the registration statement, and generally what categories of your
products, are regulated by the FDA as medical devices or
                                                        pharmaceuticals and
clarify that safety and efficacy are determinations are solely within the authority of the
U.S. Food and Drug Administration (FDA) or similar foreign
 Jeffrey Lavers
3M Health Care Company
August 10, 2023
Page 2
         regulators. We note the chart added on page 129 in response to comment 5 of our March
         15, 2023, letter. In addition, please revise the graphic to remove the prominent and unqualified "safer healthcare" claim.
Our Markets, page 13

2. Please provide additional information with respect to the addressable markets and other statistics in this section and elsewhere in teh summary. For example, statements such as that on page 13, that "Of the $4.3 trillion in U.S. healthcare spending, an estimated 15-
         30% is potentially wasteful" and your market positions in the first bullet point on page 15, should be tied to a source. To the extent that this or similar statements are based on management's beliefs, please revise to state as much. In addition, please define and disclose any material assumptions and limitations associated with your estimates of your addressable markets in bullet points on page 14 and the statistics on page 15, including the market growth statistic.
Unaudited Pro Forma Condensed Combined Financial Information, page 77

3. We note your response to comment 3. We note that you are basing the pro forma tax rate off of the statutory tax rate, which your disclosures on page F-21 indicate is 21%.
         However, it remains unclear based on the additional disclosures provided how you arrived at a pro forma tax rate of 12.5% for the transaction accounting adjustments. For example, you refer to an increase in valuation allowance which we would expect would increase the tax rate rather then reduce. Please further clarify.
Intellectual Property, page 119

4. We reissue comment 8 in part. Please disclose the number of patents issued and pending patent applications within each segment. We note the total of approximately 7,300 issued patents disclosed on page 15.
Appendix A: Supplemental Consolidated Statement of Income Information, page
F-34

5. Please help us understand and correspondingly clarify in your disclosures why certain non-GAAP amounts are different than those presented in the 10-K for 3M Company for the year ended December 31, 2022. For example, adjusted earnings per diluted share for the year ended December 31, 2020 is reported as $9.29 per share in the 10-K and $8.74
FirstName LastNameJeffrey Lavers
       per share in Appendix A. Also we note that adjusted operating income for the year ended
Comapany    Name3M
       December   31, Health
                      2022 isCare Company
                             reported as $7.1 billion in the 10-K compared to
$6.7 billion in
AugustAppendix    A. 2
        10, 2023 Page
FirstName LastName
 Jeffrey Lavers
FirstName
3M Health LastNameJeffrey
            Care Company Lavers
Comapany
August  10, Name3M
            2023    Health Care Company
August
Page  3 10, 2023 Page 3
FirstName LastName
       You may contact Nudrat Salik at (202) 551-3692 or Terence O'Brien at
(202) 551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Nicholas O'Leary at (202) 551-4451 or Abby Adams at (202) 551-6902 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services
cc:      Jenna Levine, Esq.